Dreyfus Premier New Jersey Municipal Bond Fund, Inc.
200 Park Avenue
New York, New York 10166

September 26, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: John C. Grzeskiewicz, Esq.

Re:	Dreyfus Premier New Jersey Municipal Bond Fund, Inc. Request for Withdrawal of Post-Effective Amendment to Registration Statement on Form N-1A File Nos. 33-19655; 811-05454

Ladies and Gentlemen:

On August 1, 2003, Dreyfus Premier New Jersey Municipal Bond Fund, Inc. (the "Fund") filed Post-Effective Amendment No. 23 to the Fund's Registration Statement on Form N-1A (the "Amendment") to reflect a new sales charge structure for the Fund. The Fund has determined not to proceed with the new sales charge structure. Accordingly, pursuant to Rule 477 under the Securities Act of 1933, as amended, the Fund hereby requests the withdrawal of the Amendment.

Sincerely, DREYFUS PREMIER NEW JERSEY MUNICIPAL BOND FUND, INC. By: /s/ Michael A. Rosenberg Michael A. Rosenberg Secretary